SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement regarding 2017 operational statistics of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 19, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM AND CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Voluntary Announcement in relation to
the Operational Statistics for 2017

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for 2017 of the Company.

The Board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation
Operational Statistics for 2017

Production	Unit	2017	2016	Change %
Oil and gas	mmboe	445.83	431.29	3.37
Crude Oil	mmbbls	293.66	303.51	(3.25)
China	mmbbls	248.88	253.15	(1.69)
Overseas	mmbbls	44.78	50.36	(11.08)
Natural Gas*	bcf	912.50	766.12	19.11

Refinery Throughput**	Million tonnes	238.50	235.53	1.26
Gasoline	Million tonnes	57.03	56.36	1.19
Diesel	Million tonnes	66.76	67.34	(0.86)
Kerosene incl. Jet Fuel	Million tonnes	26.88	25.47	5.54
Light Chemical Feedstock	Million tonnes	38.60	38.54	0.16

Production	Unit	2017	2016	Change %
Ethylene	’000 tonnes	11,610	11,059	4.98
Synthetic Resins	’000 tonnes	15,938	15,201	4.85
Synthetic Fibers	’000 tonnes	1,220	1,242	(1.77)
Synthetic Rubbers	’000 tonnes	848	857	(1.05)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	177.76	172.70	2.93
Retail	Million tonnes	121.56	120.14	1.18
Direct sales & Distribution	Million tonnes	56.20	52.56	6.93

Important Notice: The operational data for 2017 as listed in the above table are based on our current statistical survey, which are not audited. The Company will release its audited production data in its annual report, which may be different from, and in such cases shall prevail, the above.

Note:

*	1 cubic meter = 35.31 cubic feet
**	1 tonne = 7.35 barrels

The above table includes 100% of the production from domestic joint ventures.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
19 January 2018

As of the date of this announcement, directors of the Company are: Dai Houliang# , Li Yunpeng*, Wang Zhigang# , Zhang Haichao# , Jiao Fangzheng# , Ma Yongsheng# , Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 22, 2018